July 25, 2005


Mail Stop 6010



John C. Brewer, President and Chief Executive Officer
Garb Oil and Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115


Via U S Mail and FAX [(801)832-9867]


Re:	Garb Oil and Power Corporation
	Form 10-KSB for the fiscal year ended  June 30, 2004
	Forms 10-QSB for the fiscal quarters for 2005
	File No.  0-14859


Dear Mr. Brewer:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant



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